TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 11, 2020

The following discussion and analysis is management’s opinion of TransGlobe Energy Corporation's ("TransGlobe" or the "Company") historical financial and operating results and should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2020 and 2019, together with the notes related thereto (the “Condensed Consolidated Interim Financial Statements”), and the audited Consolidated Financial Statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2019 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) in the currency of the United States, except otherwise noted. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, that TransGlobe will have the ability to develop its properties in the manner currently contemplated, the expected benefits to the Company of consolidating, amending and extending the Company's Eastern Desert PSCs (as defined herein) and other matters, anticipated changes to the Company's reserves and production, timing of directly marketed crude oil sales, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situation in Egypt, reserves estimates, management’s expectation for results of operations for 2020, including expected 2020 average production, funds flow from operations, that TransGlobe will have the ability to pay down its debt and return money to its shareholders, the 2020 capital program for exploration and development, the timing and method of financing thereof, the Company's continued work with EGPC (as defined herein) regarding scheduling cargoes, anticipated reductions in year-end inventory, the availability of funds to meet current and foreseeable financial requirements at a reasonable cost, collection of accounts receivable from the Egyptian Government, the timing of liftings of crude oil produced from the Company’s Egyptian operations, the terms of drilling commitments under the Egyptian Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs") and the method of funding such drilling commitments, the Company's beliefs regarding the reserves and production growth of its assets and the ability to grow with a stable production base, that TransGlobe will have the ability to steward capital and reduce costs, commodity prices and expected volatility thereof, and interest rates and the expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.

Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.

Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, fluctuations in operating expenses due to changes in inventory volumes, inability to pay down the Company's debt, inability to continue to work with the Egyptian General Petroleum Company ("EGPC") to schedule cargoes, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to collect the remaining accounts receivable balance from EGPC, the potential impacts of COVID-19 to the Company’s business, operating results, cash flows and/or financial condition, ability to access sufficient capital from internal and external sources and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserves estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; the ability of the Company's derivative financial instruments to manage its exposure thereto; currency exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; that the Company's ongoing work with the EGPC with respect to scheduling cargoes will continue be successful; the impact of potential litigation and claims on the Company; and the ability of

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

the Company to successfully market and receive payment for its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and on the Company's website (www.trans-globe.com).

Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings (loss) as further information becomes available, and as the economic environment changes.

This MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to "NON-GAAP FINANCIAL MEASURES".

All oil and natural gas reserves information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP FINANCIAL MEASURES

Funds flow from operations

This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flows necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Reconciliation of funds flow from operations

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2020	2019	2020	2019
Cash flow generated by operating activities	24,551	22,125	20,878	9,054
Changes in non-cash working capital	(27,315)	(3,009)	2,040	25,217
Funds flow from operations[1]	(2,764)	19,116	22,918	34,271
[1]

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Net debt-to-funds flow from operations ratio

Net debt-to-funds flow from operations is a measure that is used by management to set the amount of capital in proportion to risk. The Company’s net debt-to-funds flow from operations ratio is computed as long-term debt, including the current portion, net of working capital, over funds flow from operations for the trailing twelve months. Net-debt-to-funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Netback

Netback is a measure of operating results and is computed as sales net of royalties (all government interests, net of income taxes), production and operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period. Royalties and taxes associated with inventoried crude oil are recognized in the financial statements at the time of production. As a result, netbacks fluctuate depending on the timing of entitlement crude oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

OUTLOOK

The 2020 outlook provides information as to management’s expectation for results of operations for 2020. Readers are cautioned that the 2020 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this "MD&A".

2020 Outlook

The 2020 production outlook for the Company is provided as a range to reflect timing and performance contingencies.

Global reactions to the spread of COVID-19 and the related economic fallout have created significant volatility, uncertainty, and turmoil in the oil and gas industry. Oil demand has significantly deteriorated as a result of the pandemic and corresponding preventative measures taken globally to mitigate the spread of the virus. In addition to this, the Organization of Petroleum Exporting Countries and other oil producing nations (“OPEC+”) were initially unable to reach an agreement on production levels for crude oil, at which point Saudi Arabia and Russia initiated efforts to aggressively increase production. These events have compounded the impact of a sustained material decline in oil demand and the supply increase from OPEC+ members attempting to capture market share. In April 2020, OPEC+ agreed to cut production, however downward pressure on commodity prices has remained and could continue for the foreseeable future. While market conditions improved in the latter part of the second quarter as governments began to ease lockdown restrictions, the Company has recorded lower per unit results in 2020 due to these events which may continue to negatively affect TransGlobe’s business.

The Company is focusing on conserving cash to prudently manage its balance sheet in the current low commodity price environment. It has executed upon the previously announced 80% reduction in the 2020 capital program and will continue to focus only on those investments that are critical to health, safety and environment (“HSE”) and value preservation in this period of low oil prices. In Canada, the Company continues to explore all avenues with its contractors and suppliers to further reduce operating costs in its Canadian operations. In Egypt, TransGlobe continues discussions with EGPC, the Company’s joint venture partner, to further reduce operating expenditures.

TransGlobe has also successfully implemented general and administrative (“G&A”) cost reductions across all locations through staff reductions, salary rollbacks and reducing all discretionary expenditures. The Company anticipates these actions may reduce go-forward G&A by approximately 35%.

With $20.0 million owed to Mercuria Energy Trading SA (“Mercuria”) and $7.4 million owed to ATB Financial (“ATB”), TransGlobe remains in regular communication with its lenders, and remains confident in its ability to weather the current oil price disruption. During the second quarter of 2020 the company repaid $10.0 million on the prepayment agreement. The Company exited the second quarter of 2020 with $34.8 million in cash on hand. Subsequent to the end of the quarter the Company collected $2.0 million in proceeds from the sale of crude oil in Egypt and another $0.6 million from maturing hedge positions.

While production for the quarter was at the upper end of full year 2020 guidance of between 13,300 to 14,300 boe/d and 5% lower than the previous quarter, primarily due to natural declines, the Company has narrowed its full year 2020 guidance to reflect deferred well interventions in Egypt while oil prices were at their lowest. Total corporate production is now expected to range between 13,300 and 13,800 boe/d (mid-point of 13,550 boe/d) for 2020 with a 93% weighting to oil and liquids. Egypt oil production is now expected to range between 11,200 and 11,600 bbls/d (mid-point of 11,400 bbls/d) in 2020. Canadian production is now expected to range between 2,100 and 2,200 boe/d (mid-point of 2,150 boe/d) in 2020. The 2020 mid-point production guidance broken out by product type is summarized below:

Mid-point production guidance	Egypt	Canada	Total
Light and medium crude oil (bbls/d)	912	661	1,573
Heavy crude oil (bbls/d)	10,488	-	10,488
Conventional natural gas (mcf/d)	-	4,397	4,397
Associated natural gas liquids (bbls/d)	-	756	756
Total (boe/d)	11,400	2,150	13,550

The Company has and will continue to monitor its economic thresholds for shutting in production in both Canada and Egypt. At this time the Company has not shut-in any material production but this is being monitored. Should TransGlobe choose to shut-in uneconomic production, 2020 production guidance will be negatively impacted.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Funds flow from operations in any given period is dependent upon the timing and market price of crude oil sales in Egypt. Because these factors are difficult to accurately predict, the Company has not provided funds flow from operations guidance for 2020. Funds flow from operations and inventory levels in Egypt may fluctuate significantly from quarter to quarter due to the timing of crude oil sales.

The below chart provides a comparison of well netbacks in the Company’s Egyptian and Canadian assets under multiple price sensitivities. A typical Cardium well produces both oil and natural gas/NGLs. The price of each commodity varies significantly, therefore the below chart presents the netback of each revenue stream separately.

Netback sensitivity
Benchmark crude oil price ($/bbl)[1]	20.00	30.00	40.00	50.00	60.00
Benchmark natural gas price ($/mcf)[2]	1.27	1.34	1.42	1.49	1.57
Netback ($/boe)
Egypt - crude oil[3]	(6.70)	(2.60)	1.60	5.50	7.80
Canada - crude oil[4]	4.10	13.00	21.50	29.10	36.40
Canada - natural gas and NGLs[4]	(1.30)	0.90	3.00	4.90	6.70
[1]	Benchmark Egypt crude oil price is Dated Brent; benchmark Canada crude oil price is WTI.
[2]	Benchmark natural gas price is AECO.
[3]

Egypt assumptions: using anticipated 2020 Egypt production profile, Gharib Blend price differential estimate of $7.50/bbl applied consistently at all price points, concession differentials of 4%, 5% and 3% applied to WG/WB/NWG respectively, operating costs estimated at ~$11.90/bbl, and maximum cost recovery resulting from accumulated cost pools.

[4]

Canada assumptions: using anticipated 2020 Canada production profile Edmonton Light price differential estimate of $C8.00/bbl, Edmonton Light to Harmattan discount of $C2.50/bbl, operating costs estimated at ~$C9.90/boe, NGL mixture price at 45% of Edmonton Light, and takes into consideration Canadian tax pools.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

SELECTED QUARTERLY FINANCIAL INFORMATION

($000s, except per share, price and volumes amounts)

	2020		2019				2018
($000s, except per share amounts, price and volumes)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Operations
Average production volumes
Crude oil (bbls/d)	12,696	13,404	13,739	14,416	15,451	14,510	13,463	12,506
NGLs (bbls/d)	826	761	735	585	533	470	829	876
Natural gas (mcf/d)	4,665	4,996	5,331	5,652	5,733	5,663	5,865	5,695
Total (boe/d)	14,300	14,997	15,362	15,943	16,940	15,924	15,270	14,331
Average sales volumes
Crude oil (bbls/d)	10,865	21,341	13,065	12,595	14,484	13,633	12,676	12,665
NGLs (bbls/d)	826	761	735	585	533	470	829	876
Natural gas (mcf/d)	4,665	4,996	5,331	5,652	5,733	5,663	5,865	5,695
Total (boe/d)	12,470	22,934	14,688	14,122	15,973	15,047	14,483	14,490
Average realized sales prices
Crude oil ($/bbl)	23.40	40.47	51.61	54.33	60.29	54.51	60.12	61.79
NGLs ($/bbl)	11.43	12.49	18.81	19.75	24.55	31.80	24.39	22.64
Natural gas ($/mcf)	1.31	1.61	1.81	0.70	0.89	1.94	1.22	1.01
Total oil equivalent ($/boe)	21.63	38.42	47.51	49.56	55.81	51.11	54.51	55.77
Inventory (mbbls)	408.7	242.1	964.5	902.6	735.0	647.0	568.1	495.6
Petroleum and natural gas sales	24,549	80,187	64,201	64,388	81,123	69,217	72,628	74,345
Petroleum and natural gas sales, net of royalties	11,392	53,234	28,473	31,200	43,071	37,352	40,605	42,453
Cash flow generated by (used in) operating activities	24,551	(3,672)	23,740	12,042	22,125	(13,071)	9,822	47,639
Funds flow from operations[1]	(2,764)	25,683	3,171	9,429	19,116	15,155	8,842	17,018
Basic per share	(0.03)	0.35	0.04	0.13	0.26	0.21	0.12	0.24
Diluted per share	(0.03)	0.35	0.04	0.13	0.26	0.21	0.12	0.23
Net (loss) earnings	(13,367)	(55,218)	(8,202)	2,967	10,046	(8,806)	30,719	(12,283)
Basic per share	(0.19)	(0.76)	(0.11)	0.04	0.14	(0.12)	0.43	(0.17)
Diluted per share	(0.19)	(0.76)	(0.11)	0.04	0.14	(0.12)	0.42	(0.17)
Capital expenditures	1,229	5,577	10,996	9,292	8,097	8,547	17,433	12,783
Dividends declared	-	-	-	2,539	-	2,539	-	2,527
Dividends declared per share	-	-	-	0.035	-	0.035	-	0.035
Total assets	221,347	241,219	308,325	312,654	315,999	308,113	318,296	314,203
Cash and cash equivalents	34,837	23,830	33,251	24,444	34,125	24,735	51,705	62,663
Working capital	35,112	53,294	32,194	47,150	54,078	43,600	50,987	52,351
Total long-term debt, including current portion	27,071	36,591	37,041	41,726	48,109	47,687	52,355	52,532
Net debt-to-funds flow from operations ratio[2]	(0.23)	(0.29)	0.10	(0.10)	(0.10)	0.05	0.02	0.00
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]

Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion) net of working capital over funds flow from operations for the trailing 12 months and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

During the second quarter of 2020, TransGlobe:

•

Reported a decrease in production volumes of 16% compared to Q2-2019, primarily attributable to natural declines offset by Egypt production in June being positively impacted by successful well maintenance in May;

•	Sold 312.6 mbbls to EGPC in the second quarter of 2020 and ended the quarter with crude oil inventory of 402.4 mbbls in Egypt;
•	Collected $21.7 million of accounts receivable from EGPC during the quarter;
•	Reported negative funds flow from operations of $2.8 million, inclusive of a $2.0 million realized derivative gain on commodity contracts;
•	Petroleum and natural gas sales decreased by 70% compared to Q2-2019, primarily due to a 22% decrease in sales volumes and a 61% decrease in realized prices;
•	Reported a net loss of $13.4 million inclusive of a $3.3 million unrealized derivative loss on commodity contracts;
•	Spent $1.2 million on capital expenditures; and
•	Ended Q2-2020 with positive working capital of $35.1 million, including $34.8 million in cash and cash equivalents.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

BUSINESS ENVIRONMENT

The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2020			2019
Average reference prices and exchange rates	Q-2	Q-1	Q-4	Q-3	Q-2
Crude oil
Dated Brent average oil price ($/bbl)	29.34	50.44	63.41	61.93	68.92
Edmonton Sweet index ($/bbl)	21.71	38.59	51.56	51.76	55.17
Natural gas
AECO ($/mmbtu)	1.41	1.43	1.88	1.04	0.89
US/Canadian Dollar average exchange rate	1.39	1.35	1.32	1.32	1.34

In Q2-2020, the average price of Dated Brent oil was 42% and 57% lower than Q1-2020 and Q2-2019, respectively. Egypt production is priced based on Dated Brent, less a quality differential and is shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost oil or cost recovery barrels) which are assigned 100% to the Company. The PSCs provide for cost recovery per quarter up to a maximum percentage of total production. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSCs, the Contractor's share of excess ranges between 0% and 30%. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost oil ranges from 25% to 30% in Egypt. The balance of the production after maximum cost recovery is shared with the government (profit oil). Depending on the contract, the Egyptian government receives 70% to 86% of the profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of profit oil increases when production exceeds pre-set production levels in the respective contracts. During times of high oil prices, the Company receives less cost oil and may receive more production-sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and decrease in times of declining oil prices. If oil prices are sufficiently low and the Gharib Blend/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSCs and any eligible extension periods.

EGPC owns the storage and export facilities where the Company's production is delivered and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings occur, the Company incurs a 30-day collection cycle on liftings as a result of direct marketing to third-party international buyers. Depending on the Company's assessment of the credit of crude oil cargo buyers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings.

TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with the established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

In the second quarter of 2020, the average price of Edmonton Sweet index oil (expressed in US$) was 44% and 61% lower than Q1-2020 and Q2-2019, respectively. In Q2-2020, the average price of AECO natural gas was 1% lower than Q1-2020 and 58% higher than Q2-2019.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties

Production Volumes

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Egypt crude oil (bbls/d)	11,990	14,663	12,267	14,143
Canada crude oil (bbls/d)	706	788	783	841
Canada NGLs (bbls/d)	826	533	793	502
Canada natural gas (mcf/d)	4,665	5,733	4,830	5,698
Total Company (boe/d)	14,300	16,940	14,648	16,436

Sales Volumes (excludes volumes held as inventory)

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Egypt crude oil (bbls/d)	10,228	13,696	15,355	13,220
Canada crude oil (bbls/d)	637	788	749	841
Canada NGLs (bbls/d)	826	533	793	502
Canada natural gas (mcf/d)	4,665	5,733	4,830	5,698
Total Company (boe/d)	12,470	15,973	17,702	15,513

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Netback

Consolidated netback

	Three Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales	24,549	21.63	81,123	55.81
Royalties[2]	13,157	11.59	38,052	26.18
Current taxes[2]	2,445	2.15	7,476	5.14
Production and operating expenses	10,406	9.17	12,410	8.54
Selling costs	423	0.37	98	0.07
Netback[1]	(1,882)	(1.65)	23,087	15.88
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended June 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement crude oil or Canada light crude oil barrels held as inventory at June 30, 2020).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

	Six Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales	104,736	32.51	150,340	53.54
Royalties[2]	40,110	12.45	69,917	24.90
Current taxes[2]	7,030	2.18	13,679	4.87
Production and operating expenses	33,663	10.45	23,943	8.53
Selling costs	1,049	0.33	573	0.20
Netback[1]	22,884	7.10	42,228	15.04
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended June 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement crude oil or Canada light crude oil barrels held as inventory at June 30, 2020).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Egypt

	Three Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Oil sales	22,304	23.96	75,498	60.58
Royalties[2]	12,477	13.41	37,807	30.33
Current taxes[2]	2,445	2.63	7,476	6.00
Production and operating expenses	9,031	9.70	10,411	8.35
Selling costs	423	0.45	98	0.08
Netback[1]	(2,072)	(2.23)	19,706	15.82
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended June 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at June 30, 2020).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

	Six Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Oil sales	97,719	34.97	138,478	57.87
Royalties[2]	38,819	13.89	68,794	28.75
Current taxes[2]	7,030	2.52	13,679	5.72
Production and operating expenses	30,389	10.87	20,182	8.43
Selling costs	1,049	0.38	573	0.24
Netback[1]	20,432	7.31	35,250	14.73
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended June 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at June 30, 2020).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Netbacks per barrel in Egypt decreased by 114% and 50%, respectively, for the three and six months ended June 30, 2020, compared with the same periods in 2019. The decrease was primarily due to 60% and 40% lower realized oil prices, 16% and 29% higher production and operating expenses per bbl, partially offset by 56% and 52% lower royalties and taxes per bbl.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Royalties and taxes as a percentage of revenue were 67% and 47%, respectively, in the three and six months ended June 30, 2020, compared to 60% in both periods in 2019. Royalties and taxes are settled on a production basis, therefore, the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If sales volumes had been equal to production volumes during the three and six months ended June 30, 2020, royalties and taxes as a percentage of revenue would have been 57% and 59% (2019 - 56% for both periods). In periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms of the PSCs. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms set out in the PSCs. The relative decrease from 60% for the six months ended June 30, 2019 to 47% for the six months ended June 30, 2020, was due to sales outpacing production in the first half of 2020, partially offset by Q1-2020 excess cost oil in the West Bakr concession. Excess cost oil occurs when the current costs and historic cost amortization, permissible within the PSC, are less than the proportion of cost oil value. In the case of West Bakr, 100% of excess cost oil belongs to EGPC, which effectively increases the royalty burden. The relative increase from 60% for the three months ended June 30, 2019 to 67% for the three months ended June 30, 2020, was due to production outpacing sales in the second quarter of 2020.

In Egypt, the average selling price was $23.96/bbl and $34.97/bbl, respectively, during the three and six months ended June 30, 2020 which represents a decrease of 60% and 40% compared to the same periods in 2019. The differences between the average selling prices and Dated Brent prices are due to a gravity/quality adjustment and are also impacted by the specific timing of direct sales.

In Egypt, production and operating expenses fluctuate periodically due to changes in inventory volumes as a portion of costs are capitalized and expensed when sold. Production and operating expenses decreased by 13% ($1.4 million) in the three months ended June 30, 2020 compared with the same period in 2019. The decrease was primarily related to a build in crude oil inventory ($0.9 million), whereby operating costs were capitalized to inventory to be expensed when sold, and lower workover costs. Production and operating expenses increased by 51% ($10.2 million) for the six months ended June 30, 2020 compared with the same period in 2019. The increase was primarily related to a significant decrease in crude oil inventory through sales to both EGPC and Mercuria whereby operating costs previously capitalized to inventory were expensed when sold ($8.2 million). The increase was also caused by higher manpower costs and operating expenses related to the South Ghazalat concession which began operating in 2020, partially offset by a decrease in workovers.

Canada

	Three Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	830	14.32	3,970	55.35
Natural gas sales	556	7.86	463	5.32
NGL sales	859	11.43	1,192	24.55
Total sales	2,245	11.01	5,625	27.15
Royalties	680	3.34	245	1.18
Production and operating expenses	1,375	6.74	1,999	9.65
Netback[1]	190	0.93	3,381	16.32
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended June 30, 2020 and 2019 (these figures do not include TransGlobe's Canada light crude oil barrels held as inventory at June 30, 2020).

	Six Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	4,005	29.38	7,875	51.75
Natural gas sales	1,288	8.79	1,450	8.44
NGL sales	1,724	11.95	2,537	27.92
Total sales	7,017	16.43	11,862	28.59
Royalties	1,291	3.02	1,123	2.71
Production and operating expenses	3,274	7.66	3,761	9.06
Netback[1]	2,452	5.75	6,978	16.82
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended June 30, 2020 and 2019 (these figures do not include TransGlobe's Canada light crude oil barrels held as inventory at June 30, 2020).

Netbacks per boe in Canada decreased by 94% and 66%, respectively, for the three and six months ended June 30, 2020 compared to the same periods in 2019. The decrease is mainly due to a lower realized sales price in Canada (59% and 43%, respectively) and higher royalties per boe (183% and 11%, respectively), partially offset by the lower production and operating expenses per boe (30% and 15%, respectively).

In Canada, royalty expense increased by $0.4 million and $0.2 million, respectively, for the three and six months ended June 30, 2020 compared to the same periods in 2019. The increase in royalties was primarily due to an increase in mineral taxes on the four new wells drilled in the second half of 2019. A further increase in royalties was caused by a decrease in Gas Cost Allowance (“GCA”) rebates received in 2020 compared to 2019. Royalties amounted to 30% and 18% of petroleum and natural gas sales revenue during the three and six months ended June 30, 2020, compared to 4% and 9% during the comparative periods in 2019. TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with an established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Production and operating expenses decreased by 31% and 13% in the three and six months ended June 30, 2020, respectively, compared with the same periods in 2019. These decreases were primarily due to a build in inventory, whereby operating costs were capitalized to inventory to be expensed when sold, and a decrease in transportation costs in Q2-2020.

GENERAL AND ADMINISTRATIVE EXPENSES ("G&A")

	Three Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Gross G&A	3,244	2.86	3,642	2.51
Stock-based compensation	884	0.78	428	0.29
Capitalized G&A and overhead recoveries	(177)	(0.16)	(296)	(0.20)
Net G&A	3,951	3.48	3,774	2.60

	Six Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Gross G&A	6,755	2.10	7,877	2.81
Stock-based compensation	(417)	(0.13)	1,343	0.48
Capitalized G&A and overhead recoveries	(483)	(0.15)	(579)	(0.21)
Net G&A	5,855	1.82	8,641	3.08

G&A (gross) decreased by 11% and 14% for the three and six months ended June 30, 2020 compared with the same periods in 2019. These decreases were primarily due to lower salaries, short term incentive payments, business development costs, reduced corporate travel and professional fees, partially offset by non-recurring restructuring charges compared to the same periods in 2019.

The revaluation of the Company’s potential obligations on stock-based compensation resulted in an expense of $0.9 million and recovery of $0.4 million for the three and six months ended June 30, 2020, respectively, compared to expenses of $0.4 million and $1.3 million in the same periods in 2019. The increase for the three months ended June 30, 2020 was primarily due to an increase in the Company’s share price at the end of the second quarter of 2020 and the associated revaluation of the Company’s potential obligations. The recovery of $0.4 million for the six months ended June 30, 2020 was primarily due to a significant decrease in the Company’s share price from year end and headcount reductions in Q1-2020.

Capitalized G&A decreased by 40% and 17% for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. These decreases are primarily due to reduced capital activity in 2020 due to the COVID-19 pandemic.

FINANCE COSTS

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2020	2019	2020	2019
Interest on long-term debt	387	856	969	1,739
Interest on borrowing base facility	65	121	158	229
Amortization of deferred financing costs	98	90	193	180
Interest on lease obligations	39	73	84	133
Finance costs	589	1,140	1,404	2,281
Interest paid	512	986	1,130	1,981

Finance costs for the three and six months ended June 30, 2020 decreased to $0.6 million and $1.4 million, respectively, from $1.1 million and $2.3 million for the same periods in 2019. These decreases were due to a lower balance of long-term debt and decreases to LIBOR and ATB Prime.

As at June 30, 2020, the Company had a prepayment arrangement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $20.0 million was outstanding. During the six months ended June 30, 2020, the Company repaid a $10.0 million of this balance.

As at June 30, 2020, the Company had a revolving Canadian reserves-based lending facility with ATB totaling C$15.0 million ($11.0 million), of which C$10.0 million ($7.4 million) was outstanding.

The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at June 30, 2020.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

DEPLETION, DEPRECIATION AND AMORTIZATION ("DD&A")

	Three Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt[1]	3,820	4.10	7,154	5.74
Canada	1,643	8.06	1,889	9.12
Corporate	194	-	202	-
Total	5,657	4.99	9,245	6.36
[1]

Egypt DD&A per barrel is calculated on a sales basis for the periods ended June 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement barrels or Canada light crude oil barrels held as inventory at June 30, 2020 and 2019).

	Six Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt[1]	13,853	4.96	13,813	5.77
Canada	3,656	8.56	3,797	9.15
Corporate	400	-	401	-
Total	17,909	5.56	18,011	6.41
[1]

Egypt DD&A per barrel is calculated on a sales basis for the periods ended June 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement barrels or Canada light crude oil barrels held as inventory at June 30, 2020 and 2019).

In Egypt, gross DD&A fluctuates periodically due to changes in inventory volumes as a portion of DD&A is capitalized expensed when sold. During the three months ended June 30, 2020, DD&A decreased by 47% ($3.3 million), compared to the same period in 2019. This decrease was primarily due to a lower depletable base from impairment losses recognized in the first quarter of 2020 and a decrease in production. Gross DD&A remained flat for the six months ended June 30, 2020, compared to the same period of 2019 primarily due to a significant decrease in crude oil inventory during the first quarter of 2020, offset by a lower depletable base from impairment losses recognized in the first quarter of 2020 and a decrease in production.

In Canada, gross DD&A decreased by 13% ($0.2 million) and 4% ($0.1 million) during the three and six months ended June 30, 2020, compared with the same periods in 2019. These decreases are primarily attributable to a lower depletable base from impairment losses recognized in the first quarter of 2020 and a decrease in production, partially offset by a build in inventory in the period.

IMPAIRMENT LOSS

The disruption to the oil and gas industry experienced during the first quarter of 2020 and the resulting downward pressure on commodity prices resulted in the Company concluding there were indicators of impairment present on both its petroleum and natural gas (“PNG”) and exploration and evaluation (“E&E”) assets that required the Company to perform an assessment of the recoverability of these assets as at March 31, 2020.

The Company recorded a non-cash impairment loss of $40.0 million on its PNG assets during the first quarter of 2020. This was comprised of a $24.7 million impairment loss on the West Gharib concession, a $6.6 million impairment loss on the West Bakr concession, a $4.6 million impairment loss on the North West Gharib concession and a $4.1 million impairment loss on the Canadian assets. These impairment losses were recorded to reduce the carrying value of these PNG assets to their projected recoverable amounts, which was $23.8 million in West Gharib, $55.0 million in West Bakr, $nil in North West Gharib and $60.0 million in Canada.

The Company also recorded an impairment loss of $33.5 million on its E&E assets during the first quarter of 2020. This was comprised of a $29.5 million impairment loss on the South Ghazalat concession and a $4.0 million impairment loss on the North West Gharib concession. The impairment loss recognized on these two concessions represented the entire E&E asset balances in the concessions. The E&E impairment losses were taken after consideration of the scale of exploration results compared to investments to date and consideration of the uncertainly of the timing of additional exploration activities in these areas given the current economic environment.

No indicators of impairment were identified as at June 30, 2020.

If market conditions deteriorate, including crude oil prices further declining and remaining at low levels for a sustained period of time, TransGlobe may record further asset impairments in 2020.  Alternatively, if both near-term and long-term commodity prices have a strong recovery from current levels and outlook, the possibility exists for a value recovery in the future.

CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2020	2019
Egypt	4,836	15,700
Canada	1,832	811
Corporate	138	133
Total	6,806	16,644

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Capital expenditures in the first six months of 2020 were $6.8 million (2019 - $16.6 million).

In Egypt, the Company incurred $4.8 million in capital expenditures during the six months ended June 30, 2020 (2019 - $15.7 million) associated with drilling and completing one development oil well and performing four recompletions.

In Canada, the Company incurred $1.8 million in capital expenditures during the six months ended June 30, 2020 (2019 - $0.8 million) associated with drilling one horizontal Cardium oil well in the Harmattan area in Q1-2020.

OUTSTANDING SHARE DATA

As at June 30, 2020 and August 11, 2020, the Company had 72,542,071 common shares issued and outstanding and 4,589,042 stock options issued and outstanding, of which 2,797,168 are exercisable in accordance with their terms into an equal number of common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay current liabilities and debt and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by its existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity. TransGlobe's management will continue to steward capital and focus on cost reductions in order to maintain balance sheet strength through the current volatile oil price environment.

Funding for the Company’s capital expenditures is provided by cash flow from operations and cash on hand. The Company expects to fund its revised 2020 exploration and development program through the use of working capital and cash flow from operations. The Company also expects to pay down debt and explore business development opportunities with its working capital. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at June 30, 2020, the Company had a working capital surplus of $35.1 million (December 31, 2019 - $32.2 million). The increase in working capital is primarily due to an increase in cash resulting from cash collections on accounts receivable in the period and an increase in accounts receivable due to increased sales to EGPC in 2020, partially offset by a corresponding decrease in crude oil inventory.

As at June 30, 2020, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of one month or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Over the past 10 years, the Company has experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013, returned to historical delays of up to six months in 2017, and has since fluctuated within an acceptable range. As at June 30, 2020, amounts owing from EGPC were $14.7 million. The Company considers there to be minimal credit risk associated with amounts receivable from EGPC.

In Egypt, the Company sold 312.6 mbbls of crude oil to EGPC in Q2-2020 for net proceeds of $7.2 million. During the second quarter of 2020, the Company collected $21.7 million of accounts receivable from EGPC, an additional $2.0 million has been collected subsequent to the quarter. The Company incurs a 30-day collection cycle on sales to third-party international buyers. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting. As at June 30, 2020, crude oil held as inventory was 408.7 mbbls.

As at June 30, 2020, the Company had $86.0 million of revolving credit facilities with $27.4 million drawn and $58.6 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $20.0 million was drawn and outstanding as at June 30, 2020. During the six months ended June 30, 2020, the Company repaid $10.0 million on this prepayment facility. The Company also has a revolving Canadian reserves-based lending facility with ATB that was renewed and reduced as at June 30, 2020 from C$25.0 million ($18.4 million) to C$15.0 million ($11.0 million), of which C$10.0 million ($7.4 million) was drawn and outstanding.  The reduction in the ATB facility is a result of lower forecasted commodity prices and the associated impact on asset value. During the six months ended June 30, 2020, the Company had drawings of C$0.2 million ($0.2 million) on this facility.

PRODUCT INVENTORY

Product inventory primarily consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis. All oil produced is delivered to EGPC facilities. EGPC owns the storage and export facilities from where the Company's product inventory is sold. The Company requires EGPC cooperation to schedule liftings and works with EGPC on a continuous basis to schedule cargoes. Crude oil inventory levels fluctuate from quarter to quarter depending on EGPC approvals, as well as the timing and size of cargoes in Egypt. As at June 30, 2020, the Company had 402.4 mbbls of entitlement crude oil stored as inventory in Egypt, which represents approximately two-and-a-half-months of entitlement oil production. Since the Company began directly marketing its oil on January 1, 2015, crude oil inventory levels have fluctuated from quarter to quarter. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	Three Months Ended	Six Months Ended	Year Ended
(mbbls)	June 30, 2020	June 30, 2020	December 31, 2019
Product inventory, beginning of period	242.1	964.5	568.1
TransGlobe entitlement production	472.9	968.1	2,170.0
Crude oil sales	(312.6)	(1,530.2)	(1,773.6)
Product inventory, end of period[1]	402.4	402.4	964.5
[1]	Excludes 6.3 mbbls of Canadian light crude oil barrels held as inventory as at June 30, 2020.

Inventory reconciliation

The following table summarizes the operating expenses and depletion capitalization in unsold Egypt entitlement crude oil inventory:

	Six Months Ended	Year Ended
	June 30, 2020	December 31, 2019
Production and operating expenses ($/bbl)	18.55	12.82
Depletion ($/bbl)	4.84	5.34
Unit cost of inventory ($/bbl)[1]	23.39	18.16
Product inventory, end of period (mbbls)[1]	402.4	964.5
Product inventory, end of period ($000s)[1]	9,412	17,516
[1]	Excludes 6.3 mbbls of Canadian light crude oil barrels held as inventory as at June 30, 2020 valued at $0.1 million ($16.80/bbl).

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	32,630	32,630	-	-	-
Long-term debt[3]	Yes-Liability	27,375	-	27,375	-	-
Lease obligations	Yes-Liability	1,332	925	407	-	-
Drilling commitments	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	146	-	146	-	-
Equipment and facility leases (short-term)[4]	No	21	21	-	-	-
Total		62,504	33,576	28,928	-	-
[1]	Payments exclude ongoing operating costs and finance costs.
[2]	Payments denominated in foreign currencies have been translated at June 30, 2020 exchange rates.
[3]	Excludes deferred financing costs of $0.3 million.
[4]	Equipment leases include one facility contract.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2020.

ASSET RETIREMENT OBLIGATION

As at June 30, 2020, TransGlobe had an asset retirement obligation ("ARO") of $12.6 million (December 31, 2019 - $13.6 million) for the future abandonment and reclamation costs of the Canadian assets. The estimated ARO liability includes assumptions of actual costs to abandon and/or reclaim wells and facilities, the time frame in which such costs will be incurred, as well as inflation factors in order to calculate the undiscounted total future liability. TransGlobe calculated the present value of the obligations using a discount rate of 2.00% (December 31, 2019 – rates between 1.68% and 1.76%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2019 – 2.00%).

In Egypt, under model concession agreements and the Fuel Material Law, liabilities in respect of decommissioning movable and immovable assets (other than wells) passes to the Egyptian Government through the transfer of ownership from the contractor to the government under the cost recovery process. While the current risk to the Company of becoming liable for decommissioning liabilities in Egypt is low, future changes to legislation

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

could result in decommissioning liabilities in Egypt. Any increase in Egyptian decommissioning liabilities could adversely affect the Company's financial condition.

In relation to petroleum wells, under good oilfield practices, the contractor is responsible for decommissioning non-producing wells under a decommissioning plan approved by EGPC during the life of the concession agreement. If EGPC agrees that a producing well is not economic, then the contractor may be responsible for decommissioning the well under an EGPC approved decommissioning plan. EGPC, at its own discretion, may not require a well to be decommissioned if it wants to preserve the ability to use the well for other purposes. As EGPC has discretion on decommissioning wells, there is a risk that the Company could incur well decommissioning costs. In accordance with the respective concession agreements, expenses approved by EGPC are recoverable through the cost recovery mechanism.

As at June 30, 2020 there is no ARO associated with the Egypt PSCs.

DERIVATIVE COMMODITY CONTRACTS

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement, discussed further in the “Liquidity and Capital Resources” section of this MD&A, TransGlobe also entered into a marketing contract with Mercuria to market nine million barrels of TransGlobe's Egypt entitlement crude oil production. The pricing of the crude oil sales is based on market prices at the time of sale.

The following tables summarize TransGlobe’s outstanding derivative commodity contract positions as at June 30, 2020, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial Brent crude oil contracts
Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Jul 2020 - Dec 2020	3-Way Collar	300,000	50,000	54.00	70.00	45.00
Jul 2020 - Dec 2020	Collar	600,000	100,000	30.00	40.70	N/A

RISKS AND UNCERTAINTIES

There have been no material changes to the risk factors from the information provided in the Company’s MD&A for the year ended December 31, 2019 included in the Company's annual report with the exception of those discussed below.

The COVID-19 pandemic and continued low commodity price environment resulting from decreased demand and oversupply to the market will negatively affect the Company's operating results in 2020. The future impacts of the global repercussions of these factors on the Company's business or operating and financial results are unpredictable and cannot be identified with certainty at this time. There is no assurance that these factors will not have a material adverse impact on TransGlobe or the results of its operations. The extent of the impact, if any, will depend on developments beyond the Company’s control, including actions taken by governments, financial institutions, monetary policy authorities, and public health authorities to contain and respond to public health concerns and general economic conditions as a result of the pandemic.

TransGlobe will continue to actively monitor the situation and may take further actions to adapt to these conditions. TransGlobe cannot be certain of the potential effects any such actions may have on the business or operating and financial results for the fiscal year ending December 31, 2020.

CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. A detailed description of the Company’s critical judgements and accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2019 and in the Critical Judgements and Accounting Estimates section of the Company’s 2019 annual MD&A.

The COVID-19 pandemic and continued low commodity price environment resulting from decreased demand and oversupply to the market could negatively affect the Company's operating results in 2020. The results of the economic downturn and any potential resulting impact to the Company have been considered in management’s estimates at the period end; however there could be a further prospective material impact in future periods.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the Exchange Act. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

No changes were made to the Company's internal controls over financial reporting during the three months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.